EXHIBIT (a)(27)


[Conrail logo]







FOR IMMEDIATE RELEASE

CONTACTS:
Conrail Inc.
Craig R. MacQueen
(215) 209-4594
Abernathy MacGregor Group
Dan Katcher/Matthew Sherman
(212) 371-5999


                 CONRAIL RESPONDS TO NORFOLK SOUTHERN
                        PROPOSED DIRECTOR SLATE

     Philadelphia, PA (February 10, 1997) -- Conrail Inc. (NYSE: CRR) said that, by putting up a slate of five directors, Norfolk Southern has acknowledged that Conrail has a staggered board and recognizes that it would take more than one annual meeting to replace a majority of the Conrail directors. Conrail further stated that Norfolk Southern's proposals to remove incumbent directors without cause prior to the expiration of the terms to which they have been elected and to reduce immediately the size of the Conrail board are invalid under Pennsylvania law. Conrail said that Norfolk Southern's proposals to seize control also appear to violate Federal transportation law.

     Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec. Conrail's home page can be reached at http://www.CONRAIL.com.

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